June 9, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington, DC 20549

Attention: David M. Plattner, Special Counsel

RE:	Noble Roman’s, Inc.
PRE 14A filed May 25, 2023
DEFA14A filed May 26, 2023
File #000-11104

Ladies and Gentlemen:

On behalf of Noble Roman’s, Inc., an Indiana corporation (the “Company”), we are responding to your letter, dated June 8, 2023, regarding the Staff’s comments on the Company’s preliminary proxy statement and proxy card filed May 25, 2023 and May 26, 2023, respectively. For your convenience, we have repeated the Staff’s comments below in their entirety, with the Company’s response to a particular comment set out immediately underneath it. The headings and numbered paragraphs in this letter correspond to the headings and numbered paragraphs in the comment letter from the Staff. Concurrently with this response letter, the Company intends to file via EDGAR a preliminary proxy statement and proxy card, revised in accordance with your comments and this response letter (the “Revised Preliminary Proxy Materials”).

PRE 14A filed May 25, 2023 and DEFA14A filed May 26, 2023

General

1.

We note that your preliminary proxy statement was filed under EDGAR tag “PRE 14A,” as opposed to EDGAR tag “PREC14A,” the latter of which should be used for contested solicitations. Please keep this in mind for future reference, and please ensure that subsequent filings are filed under the correct EDGAR tag.

Response: The Company will ensure that subsequent filings are filed under the correct EDGAR tag, including when filing the Revised Preliminary Proxy Materials under EDGAR tag “PREC14A.”

2.	The Schedule 14A cover page that you have used for these filings has been replaced by a more recent version. Please use the updated cover page in future filings.

Response: The Company will ensure that subsequent filings are filed with the more recent cover page, including when filing the Revised Preliminary Proxy Materials.

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3.	Please mark as preliminary the proxy statement and form of proxy. See Rule 14a-6(e)(1). Please also include the form of proxy in the same filing as the proxy statement.

Response: The Company has made the requested revision in the Revised Preliminary Proxy Materials.

4.	As this solicitation is a contested solicitation subject to Rule 14a-12(c), please provide disclosure that is responsive to Items 4(b) and 5(b) of Schedule 14A.

Response: The Company has made the requested revision in the Revised Preliminary Proxy Materials. Specifically, on page 1 of, and in Appendix A to, the revised preliminary proxy statement, the Company discloses responsive information for Items 4(b) and 5(b) of Schedule 14A.

5.

On page 3, we note the reference to the proxy statement being mailed on or about June 8, 2023. Please update such date to align with the mailing of the definitive proxy statement, or advise. Relatedly, please also ensure that the February 9, 2024 date disclosed on page 19 is updated accordingly.

Response: The Company will update the referenced dates when it files and mails the definitive proxy statement.

6.

Please disclose how the Company intends to treat proxy authority granted in favor of BT Brands’ nominee if BT Brands abandons its solicitation or fails to comply with Rule 14a–19. See Item 21(c) of Schedule 14A.

Response: The Company has made the requested revision in the Revised Preliminary Proxy Materials. Specifically, on page 2 of the revised preliminary proxy statement, the Company discloses that if BT Brands withdraws or abandons its solicitation or fails to comply with the universal proxy rules after a shareholder has already granted proxy authority, the shareholder can still sign and date a later submitted white proxy card, including at the annual meeting. If BT Brands withdraws or abandons its solicitation or fails to comply with the universal proxy rules any votes cast in favor of the BT Brand nominee will be disregarded and not be counted, whether such vote is provided on the Company’s white proxy card or the BT Brands blue proxy card.

7.	Please consider clarifying explicitly in the proxy statement that shareholders may vote in person at the meeting.

Response: The Company has clarified explicitly in the Revised Preliminary Proxy Materials that shareholders may vote in person at the meeting.

8.	On the form of proxy, please clarify whether investors will receive a control number for voting purposes, or whether the QR code referred to is intended to be used in lieu of a control number.

Response: The Company has clarified in the Revised Preliminary Proxy Materials that shareholders will receive a control number for voting purposes.

9.

We note the following disclosure on the form of proxy, in the Proposal 1 Instructions: “If you vote for more than one nominee your vote on Proposal 1 will be invalid and will not be counted” (emphasis added). To avoid confusion, please replace “for” with “‘FOR.’“

Response: The Company has made the requested replacement in the Revised Preliminary Proxy Materials.

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Voting Rights and Solicitation of Proxies, page 4

10.

Please disclose the impact of abstentions and broker non-votes on the vote required for approval of the second proposal, as well as the impact of “WITHHOLD” votes on the first proposal. See Item 21(b) of Schedule 14A.

Response: The Company respectfully notes that page 3 of the preliminary proxy statement disclosed that broker non-votes will have no effect on the second proposal. The Company clarified in the Revised Preliminary Proxy Materials the impact of abstentions on the vote required for approval of the second proposal and of “WITHHOLD” votes on the first proposal. Specifically, on page 3 of the revised preliminary proxy statement, the Company discloses that: (i) abstentions will have no effect on the second proposal; and (ii) because the nominee who receives the greatest number of votes “FOR” his election will be elected pursuant to the first proposal, a “WITHHOLD” vote will have no effect on the outcome of the election of the Class III director.

Election of Directors, page 5

11.	We note the following disclosure: “Should Mr. Mobley become unavailable or decline to serve for any reason, the Company expects that each person named in the proxy will vote for the election of another person as may be designated by the Board of Directors.” Please expand such disclosure to explain briefly how such process would work under applicable law and/or the Company’s governing documents. In addition, please revise such disclosure to ensure consistency with the limits of discretionary authority outlined in Rule 14a-4(c)(5), which states that you may use discretionary authority to vote for a substitute nominee if a named nominee is “unable to serve or for good cause will not serve.”

Response: The Company has made the requested revisions in the Revised Preliminary Proxy Materials. Specifically, on page 4 of the revised preliminary proxy statement, the Company discloses that:

Should Mr. Mobley become unavailable to serve or declines to serve for good cause, the Company expects that each person named in the WHITE proxy card will vote for the election of another person as may be designated by the Board of Directors. The Board of Directors is not aware of any circumstances likely to cause the nominee to be unavailable for election or to decline to serve, but if it were to occur, the Board of Directors would act to designate a replacement nominee in accordance with the Company’s By-Laws.

12.

We note the following disclosure: “The Board of Directors does not believe that an alternative nominee, if any, proposed by BT Brands will have the same knowledge and understanding that are key to the Board of Directors’ function and oversight of the Company.” Since BT Brands has already put forward a specific nominee, please revise the disclosure to reflect that fact.

Response: The Company has made the requested revisions in the Revised Preliminary Proxy Materials. Specifically, on page 4 of the revised preliminary proxy statement, the Company discloses that the Board of Directors does not believe that Mr. Copperud, if nominated by BT Brands at the annual meeting, will have the same knowledge and understanding that are key to the Board of Directors’ function and oversight of the Company.

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We believe the foregoing, together with the Revised Preliminary Proxy Materials, should address the Staff’s comments. We thank you in advance for the Staff’s customary courtesies. If the Staff has any questions about our response as set forth above, we request the opportunity to discuss these matters further before you issue a written response. Please do not hesitate to contact me at 314-552-6072.

Sincerely,

THOMPSON COBURN LLP

By:	/s/ Thomas A. Litz
Thomas A. Litz, Partner

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